October 2, 2024

Nabeel Syed
Co-Chief Executive Officer
Dome Capital, LLC
10006 Cross Creek Blvd #103
Tampa FL 33647

       Re: Dome Capital, LLC
           Amendment No. 3 to Draft Offering Statement on Form 1-A Submitted September 17, 2024
           CIK No. 0001988836
Dear Nabeel Syed:

     We have reviewed your amended draft offering statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 6, 2024, letter.

Amendment No. 3 to Draft Offering Statement on Form 1-A
Cover Page

1. We note your response to prior comment 1. We note that you continue to present properties on your website that you do not own and that you continue to present gross profit, average investor payout and aggregate ROI. We also note this information has been added on page 24. Please advise as to the basis for providing these projections given you have no assets or operating history or remove such disclosure. Further, we note you revised your disclosure to discuss the difference in the subscription options. It appears that you intend to offer two different types of securities based upon the free access and paid access disclosures. Please revise to clarify how these two tiers of access will apply to the securities being offered.
2. We note your response to prior comment 2. We note that your subscription agreement indicates that closings will occur promptly after acceptance of a subscription agreement;
 October 2, 2024
Page 2

       however, your disclosure indicates that you may close when the maximum number of subscriptions are received or at the discretion of management. Please reconcile. Further, to the extent the initial closing may occur upon the date that the subscriptions for the maximum number of securities have been accepted, please explain how this is consistent with a no minimum offering. Such closing appears to make this an offering on an all-or-
       none basis. Further, please clarify when an investor in the "full access plan" would be expected to begin paying the monthly fee.
3.     Please add back the termination date of the offering, as required by
Item 1(e) of Part II of
       Form 1-A.
4. Please provide additional information regarding the two tiers of investment, including what is provided with each tier and the extent to which the series being offered are limited to a particular tier. Please also clearly disclose any additional services provided to the investor with the paid access tier. Also, please clarify whether both tiers will be offered through this offering circular. To the extent this is the case, please note that all of the information required by Form 1-A should be provided for all tiers. Lastly, please file the form of the agreement relating to the paid access tier.
       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Rajiv Radia, Esq.